PRESS RELEASE

Banro Files NI 43-101 Technical Report on Namoya Project,
Democratic Republic of the Congo

Toronto, Canada – May 13, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces that it has filed on SEDAR a National Instrument 43-101 (“NI 43-101”) technical report in respect of the Company’s Namoya gold mine, which follows the mineral resource estimate for Namoya previously announced by the Company. This technical report (the "Technical Report"), which was prepared by Venmyn Deloitte, has an effective date of December 31, 2013 and is entitled "Independent National Instrument 43-101 Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo". The work carried out and reported in the Technical Report is at a Feasibility Study level, as per the requirements of NI 43-101. The following information is derived from the Technical Report.

Overview

Namoya is an open pit mine that is currently in the development and ramp up stage. Construction began in the first quarter of 2012. The process plant makes use of a hybrid heap leach design in which a heap leach operation works in conjunction with a gravity gold recovery operation and a Carbon-in-Leach (CIL) plant.

Highlights

•	The proposed mining operation will consist of four opencast pits that will mine oxide, transitional and fresh rock materials, which will be processed using a heap leach pad and CIL Processing Plant.
•	The Life-of-Mine (LoM) Plan has been based on an initial processing plant capacity of 2Mtpa with the plant capacity increasing to 2.6Mtpa from the third year of operation. The mining schedule reflects a review of a number of scheduling options with the focus on mining relatively lower cost pits in the initial years of mining, providing an optimal mining sequence. This ensures that mining commence in pushbacks with high cashflow in the early years of mining. The LoM schedule covers a period of 10 years, with average mined tonnages of 14.9Mtpa over the Life of Mine and strip ratio of 4.07.
•	Processing (fully described in the Technical Report) consists of primary crushing, secondary and tertiary crushing, gravity recovery (for material under 2mm), heap leaching (material greater than 2mm), carbon-in-solution, carbon-in-leach (material under 150 micron), acid wash, elution, electrowinning and gold room drying processes leading to the pouring of doré.

The LoM schedule (Table 1) covers a period of 10 years, with average mined tonnages of 14.9 Mtpa over the life of mine, and strip ratio of 4.07. Low grade ore is planned to be stockpiled during the active mining period and processed when required to meet the plant throughput requirements during the active mining operational periods, or after mining operations if it is economically viable at the time.

A cut–off grade strategy is used in the LoM schedule, such that reserve cut-off grade defines the ore/waste segregation. A mining cut-off is used to provide preferential treatment to high grade plant feed. Material between the reserve cut-off and mining cut-off is planned to be stockpiled as low grade ore. In determining mining cut-off grades, the reserve cut-off grade is planned to be increased iteratively until the full mining capacity is reached, while meeting plant processing capacity. This process ensures ore of relatively lower grades are filtered out as low grade ore and the higher grades are sent for processing as required.

Table 1 – Life of Mine Production Profile

parameter	unit	Year 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10	total

MINING
RoM Mined	g/t Au	1,644,690	2,000,000	2,600,000	2,600,000	2,600,000	2,600,000	2,600,000	2,600,000	-	-	19,254,476
Grade Mined	g/t Au	2,52	2.27	1.81	1.75	1.77	1.52	1.96	2.39			1.97
Low Grade Mined	Tonnes	64,463	1,386,499	1,096,585	321,342	293,989	520,611	-	523,534	-	-	4,217,022
Grade Mined	g/t Au	0.87	0.81	0.75	0.63	0.58	0.59	-	0.71			0.73
Total Ore Mined	Tonnes	1,792,153	3,386,499	3,696,585	2,931,342	2,893,989	3,120,611	2,600,000	3,113,319	-	-	23,471,498
Grade Mined	g/t Au	2.46	1.68	1.49	1.62	1.65	1.37	1.96	2.10	-	-	1.74
Waste Mined	Tonnes	4,210,817	13,502,498	12,193,139	12,342,518	15,000,000	13,526,753	15,950,000	7,759,669	-	-	95,485,394
Total Material Mined	Tonnes	5,939,970	16,888,997	15,889,724	16,273,860	17,893,989	16,647,364	18,550,000	10,872,989	-	-	118,956,892
Strip Ratio	t/t	2.44	3.99	3.30	4.55	5.28	4.33	6.13	2.49	-	-	4.07
PROCESSING
Plant Feed	Tonnes	1,878,057	2,000,000	2,600,000	2,600,000	2,600,000	2,600,000	2,600,000	2,600,000	2,600,000	1,624,420	23,702,277
Head Grade	g/t Au	2.57	2.27	1.81	1.75	1.77	1.52	1.96	2.38	0.73	0.73	1.75
Recovery	%	81.00	86.47	87.77	85.88	85.46	84.67	81.64	80.25	85.85	85.85	84.48
Recovered Gold	oz	125,614	126,435	132,649	125,455	126,561	107,796	133,806	159,827	52,239	32,638	1,123,019

Estimated Namoya Mine capital and operational expenditures are summarized in Tables 2 and 3 respectively.

Table 2 – Summary CapEx for the Namoya Project

			YEAR	YEAR	YEAR
CAPITAL EXPENDITURE		TOTAL LOM	1	2	3

Ongoing Capex	(USDm)	(43.93)	(4.20)	(5.41)	(5.27)
New Capital	(USDm)	(17.63)	(5.79)	(4.32)	(6.56)
Sustaining Capital (Pad Expansions, Tailings Dam Lifts)	(USDm)	(6.87)	(0.54)	(0.58)	(0.75)
Total	(USDm)	(68.43)	(10.54)	(10.32)	(12.59)
Average Capex per Oz	(USD)	(60.93)

Table 3 – Summary of OpEx for the Namoya Project

			YEAR	YEAR	YEAR
OPERATING EXPENDITURE		TOTAL LOM	1	2	3

Mining Costs	(USDm)	(440.64)	(25.38)	(70.22)	(57.02)
Processing Costs	(USDm)	(253.25)	(28.21)	(22.76)	(29.59)
General and Administration	(USDm)	(148.66)	(26.39)	(11.20)	(14.57)
Sales	(USDm)	(36.06)	(4.08)	(4.05)	(4.25)
Total	(USDm)	(878.60)	(138.65)	(142.21)	(149.59)
Average Opex per Oz	(USD)	(782.29)	(669.14)	(856.08)	(794.84)

Economic Analysis

The economic analysis of the Namoya Mine was undertaken by Venmyn Deloitte utilizing the Market Approach and Discounted Cash Flow (DCF) methodologies in review of management’s analysis. The economic analysis was based on the results of the studies completed by the contributing specialist consultants with the aim of determining the validity of management’s estimated value of the Namoya Project. The valuation model under review was sourced from Namoya Mining’s management.

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To this end, Venmyn Deloitte assessed assumptions and technical parameters used by management and prepared a DCF model accordingly. The economic and technical input parameters used in the DCF models are summarized in Table 4 and Table 5, respectively. The Capex and Opex for the mining and processing are summarized in Table 6 and Table 7 respectively.

Table 4 – Economic input parameters for the Namoya Project Economic Analysis

			Year	Year	Year
Description	Unit	Constant	1	2	3

Tax Rate	%
Discount Rate	%	10
Gold Price*	USD/Oz	-	1,200	1,200	1,200
Processing Limit*	Tonnes	-	1,878,057	2,000,000	2,600,000

*Constant at last given amount

Source: Namoya Management

Table 5 – Technical input parameters for the Namoya Project Economic Analysis

DESCRIPTION	UNIT	TOTAL

MINING
High Grade ROM	Tonnes	19,254,476
Grade Mined	g/t Au	1.97
Low Grade ROM	Tonnes	4,217,022
Grade Mined	g/t Au	0.73
Total Ore Mined	Tonnes	23,471,498
Grade Mined	g/t Au	1.74
Waste Mined	Tonnes	95,485,394
Total Material Mined	Tonnes	118,956,892
Strip Ratio	t/t	4.07
PROCESSING
Plant Feed	Tonnes	23,702,477
Head Grade	g/t Au	1.75
Recovery	%	84%
Recovered Gold	Oz	1,123,019

Table 6 – Capital expenditure for Mining & Processing

			Year	Year	Year
CAPITAL EXPENDITURE		LOM	1	2	3

Ongoing Capex	(USDm)	(43.93)	(4.20)	(5.41)	(5.27)
New Capital	(USDm)	(17.63)	(5.79)	(4.32)	(6.56)
Sustaining Capital (Pad Expansions, Tailings Dam Lifts)	(USDm)	(6.87)	(0.54)	(0.58)	(0.75)
Total	(USDm)	(68.43)	(10.54)	(10.32)	(12.59)
Average Capex per Oz	(USD)	(60.93)

Source: Namoya Mining 2013

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Table 7 – Operating expenditure for Mining & Processing

		Year	Year	Year	Year
Description	Unit	1	2	3	4

MINING COSTS
Ore mining	USD/Tonne	4.06	4.06	3.45	3.45
Waste mining	USD/Tonne	3.72	3.72	3.16	3.16
Grade Control	USD/Tonne	0.24	0.13	0.13	0.13
Rehab mining waste dumps	USD/Tonne	0.3	0.3	0.3	0.3
PROCESSING COSTS
Plant	USD/Tonne	6.82	3.99	3.99	3.99
Power	USD/Tonne	4.82	5.42	5.42	4.07
Engineering & Maintenance	USD/Tonne	3.01	1.61	1.61	1.61
Plant Assay	USD/Tonne	0.36	0.36	0.36	0.36
GENERAL AND ADMINISTRATION
Infrastructure, Overheads and Sundries	USD/Tonne	14.05	5.60	5.60	5.60
SALES
Refinery and Shipment	USD/Tonne	3.44	3.44	3.44	3.44
Government Royalty	USD/Tonne	11.63	11.16	11.16	11.16
Management Fee (Toronto)	USD/Tonne	5.98	5.98	5.98	5.98
Management Fee (Banro Congo Mining)	USD/Tonne	11.48	11.48	11.48	11.48
Total
Average Opex per Oz	(USD)	(669.14)	(856.08)	(794.84)

*Constant at last given amount

The production schedule took into account that both higher grades and lower grades of ore will be mined and processed at different stages over the project lifetime. The feed to the processing plant will be determined by the processing limit where the higher grade ore will be processed first and any excess ore stockpiled. All of the higher grade ore is expected to be processed by year eight at which stage the lower grade stockpile will form part of the feed to the processing plant. By 2022 solely the lower grade ore will be processed and is expected to be finished by year ten. The total expected recovered gold over the project lifetime amounts to approximately 1,123,019 oz.

The economic analysis at a real 10% discount rate and at a constant gold price of US$1,200/oz resulted in a net present value of US$252 million.

Namoya Resources & Reserves Summary

Table 8: Namoya Mineral Resources

	Tonnes	Grade	Gold
Category	(Mt)	(g/t Au)	(Moz)
Measured	23.75	1.98	1.51
Indicated	6.03	1.62	0.31
Measured and Indicated	29.78	1.91	1.83
Inferred	6.52	1.61	0.34

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Table 9: Namoya Mineral Reserves

	Tonnes	Grade	Gold
Category	(Mt)	(g/t Au)	(Moz)
Proven	22.39	1.78	1.28
Probable	1.31	1.34	0.06
Total Proven & Probable	23.70	1.75	1.34

Note: Rounding of numbers may result in computational discrepancies.

Mineral Reserves included in Mineral Resources.

Qualified Person

Mr. Andrew Clay, Managing Director of Venmyn Deloitte (Pty) Ltd., was the “qualified person” (within the meaning of NI 43-101) for the purpose of the Technical Report. Mr. Clay has reviewed and approved the contents of this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Mineral Resource and Mineral Reserve Estimates

The Company’s Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its Mineral Resource and Mineral Reserve estimates are well established, by their nature Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

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Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding net present values and future cash flows, Mineral Resource and Mineral Reserve estimates, potential Mineral Resources and Mineral Reserves and future gold production and costs) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic analysis of the Company’s Namoya project; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:

Naomi Nemeth, Investor Relations,

+1 (416) 366-9189 or

+1-800-714-7938, Ext. 2802 or

info@banro.com,

Follow the Company on Twitter @banrocorp

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